UMB Distribution Services, LLC
803 West Michigan Street, Suite A
Milwaukee, WI, 53233

November 23, 2011

FILED VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vericimetry Funds (the "Trust")
File Nos. 333-175410; 811-22578

REQUEST FOR ACCELERATION

Dear Sir or Madam:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission's authority under Rule 461(a) under the Securities Act of 1933, we request that the effective date of the amendment to the Trust's Registration Statement filed on Form N-1A/A on Wednesday, November 23, 2011 be accelerated so that the Registration Statement may become effective on November 25, 2011.

Very truly yours,

/s/ Robert J. Tuszynski
Robert J. Tuszynski
President